Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - United States Steel - Raw Materials and Diversified Businesses - Charles C. Gedeon

[Slide 2] - Raw Materials - Iron Ore, Coal, Coke

[Slide 3] - MINNTAC - Taconite Facility in Minnesota

[Slide 4] - MINNTAC - Open Pit Mine

[Slide 5] - MINNTAC - Impurities are removed

[Slide 6] - MINNTAC - Pellets are produced

[Slide 7] - MINNTAC - Impressive production record - 15 million tons of pellets per year, 12 million tons to U. S. Steel

[Slide 8] - Coke Operations - Strategy - operate at capacity, supply U. S. Steel, sell balance commercially, purchase raw materials on the spot market when necessary

[Slide 9] - MINNTAC - Focus - quality, cost reduction

[Slide 10] - MINNTAC - Innovative Work Force - pictures of workers

[Slide 11] - MINNTAC - Response to Increased Energy Prices - 1.Find alternative source of fuel (lower manufacturing costs); 2.Energy efficient ported kiln (first used by a palletizing plant in North America)

[Slide 12] - MINNTAC - Response to Increased Energy Prices - 1.Burning of bio-mass fuels; 2.Concentrator line improvements

[Slide 13] - MINNTAC - one of the lowest cost producers

[Slide 14] - MINNTAC - Plan - 1.Drive costs lower (provide blast furnaces with low-cost, reliable source of iron; 2.Generate cash through commercial sales

[Slide 15] - U. S. Steel Mining Company - Annual production: 6 million tons of low vol. Metallurgical coal

[Slide 16] - U. S. Steel Mining Company - 4 million tons mined at Pinnacle

[Slide 17] - U. S. Steel Mining Company - 2 million tons mined at Oak Grove

[Slide 18] - U. S. Steel Mining Company - Mining Problems - 1.Mining problems have plagued both mines (erratic quantity and quality of coal)

[Slide 19] - U. S. Steel Mining Company - More Consistent Operations - 1.Change in mining methods to more effectively match equipment to mine conditions

[Slide 20] - U. S. Steel Mining Company - Coal Production - 1.U. S. Steel plants supplied with 18% or 1.8 million tons of our own coal

[Slide 21] - U. S. Steel Mining Company - Coal Production - 1.Remaining 200,000 tons for granular injection into Fairfield blast furnace

[Slide 22] - U. S. Steel Mining Company - Primary Strategy - EXIT Coal Business

[Slide 23] - Value-Added Steel Operations - Coke - Clairton and Gary

[Slide 24] - Value-Added Steel Operations - Clairton - 1.Largest by-product coking operation in North America; 2.A model of environmental cleanliness

[Slide 25] - Value-Added Steel Operations - Clairton - 1.Strategically situated on the Monongahela River; 2.Receives coal via river barges, directly to batteries

[Slide 26] - Clairton Coke - 11 Batteries - 1.4.7 million tons of coke per year (from 6.5 million tons of coal)

[Slide 27] - Clairton Coke - Commercial Customers - 1.80% shipped to commercial customers (balance shipped internally to blast furnaces, consistent stream of income since 1988)

[Slide 28] - Clairton Coke - Coal by-products - 1.Coke oven gas; 2.Coal tar; 3.Light oil; 4.Sulfur; 5.Ammonia

[Slide 29] - Clairton Coke - Coal by-products - 1.Coke oven gas (supplants natural gas at Mon Valley Works, contributed to cash conservation as natural gas prices soured this past winter)

[Slide 30] - Gary Coke - 1.Plant is approximately one-half size of Clairton Works (2.0 million tons of coke per year, from 2.7 million tons of coal)

[Slide 31] - Gary Coke - 1.Supplies 100% of output to Gary Works blast furnaces; 2.Coal by-products sold commercially except coke oven gas

[Slide 32] - Coke Operations - Strategy - 1.Operate at capacity; 2.Supply U. S. Steel; 3.Sell balance commercially; 4.May purchase coke while we actively sell coke

[Slide 33] - Steel Operations

[Slide 34] - Steel Operations - Tubular, Tin, Plate

[Slide 35] - Tubular Products - Premier Performer - Lorain, McKeesport,
Fairfield

[Slide 36] - Tubular Products - Fairfield and Lorain - Seamless Pipe

[Slide 37] - Tubular Products - McKeesport Operation - ERW Products

[Slide 38] - Tubular Products - Rig Count - Bar chart showing rig count for 1Q through 4Q 1997, 1Q through 4Q 1998, and 1Q through 2Q 1999

[Slide 39] - Tubular Products - Rig Count - Bar chart showing rig count for 1Q through 4Q 1997, 1Q through 4Q 1998, 1Q through 4Q 1999, and 1Q through 4Q 2000

[Slide 40] - Tubular Products Group - Marketing Accomplishments - 1.Introduced Arctic Grade X65 Seamless Pipe; 2.Increased participation in large diameter, high-strength casing market; 3.Became leading supplier of high strength casing in the California Lost Hills

[Slide 41] - Tubular Products Group - Reacquisition of Kobe - 1.Reacquired Kobe Steel's 50% interest in the Lorain Tubular Facility; 2.U. S. Steel continues to service an international client base as a full line supplier

[Slide 42] - Tubular Products Group - Continuous Improvement Program - 1.Expected to reduce costs by $30 million over next several years

[Slide 43] - Tubular Products Group - Continuous Improvement Program - 1.Plan to install an in-line quench and temper facility at Lorain Large Diameter Mill; 2.Will reduce production cost while improving quality

[Slide 44] - Tin Products - Operations, Sales, Marketing lead to Tin - Fourth Full Year as a Business Unit

[Slide 45] - Tin Products - 1.Improved each year on operating and financial performance; 2.Commercial and operational problems simultaneously addressed

[Slide 46] - Tin Products - 1.Commercial (consistently reliable quality and services, reversed deteriorating price trend); 2.Operational (Gary and Fairless reduced non-prime shipments, constant attention to detail, operation consistency)

[Slide 47] - Tin Products - Acquisition of LTV Tin Business - 1.Increased market share from 18% to 25%; 2.Restructuring domestic industry through closure of Aliquippa plant

[Slide 48] - Tin Products - East Chicago Facility - 1.Upgrading equipment and practices; 2.Earn same respect as Gary and Fairless

[Slide 49] - Tin Products - 50% Partner with Pohang Iron & Steel - 1.San Francisco Bay Area company provides West Coast market with tin products

[Slide 50] - Tin Products - USS Kosice

[Slide 51] - Tin Products - Collective Corporate Resources - 1.Enough to serve customer base (consolidating, becoming increasingly global)

[Slide 52] - Plate Products

[Slide 53] - Plate Products - Strategy since 1994 - 1.Market value-added plates to end-users

[Slide 54] - Plate Products - Imports - 1.1998 imports made inroads into domestic plate markets (rapidly eroding prices)

[Slide 55] - Plate Products - 1988 Imports in the Domestic Plate Market in Tons Imports - 2.1
Market - 5.6

[Slide 56] - Plate Products - NUCOR and IPSCO - 1.NUCOR and IPSCO (2.5 tons per year new plate mill capacity)

[Slide 57] - Plate Products - U. S. Steel Response - 1.Realigned total plate shipments; 2.Concentrate on customers of value-added products; 3.Cost-reduction program (bottom line P&L, cash benefits of $17 million over 3 years)

[Slide 58] - Plate Products - Mini Mill Capabilities vs. U. S. Steel - Dimensional Capability is 74% of U. S. Steel shipments

[Slide 59] - Plate Products - Mini Mill Capabilities vs. U. S. Steel - Limited mini-mill chemistries (heat treat) reduces potential to 53% of U. S. Steel shipments

[Slide 60] - Plate Products - Mini Mill Capabilities vs. U. S. Steel - U. S. Steel's ability to produce non-pattern sizes and chemistry specific plates reduces potential to 25% of U. S. Steel shipments

[Slide 61] - USX Engineers & Consultants, Inc. - 1.Wholly owned subsidiary of USS LLC; 2.Markets steelmaking and processing technologies developed and utilized within our steel operations

[Slide 62] - UEC - Applied Technologies - 1.Customer base industries (chemical, power, oil, mining)

[Slide 63] - UEC - Four Major Business Units - 1.Technical services; 2.Information technology; 3.Laboratory services; 4.Met-Chem group in Canada (International engineering company - mining, metallurgical, mineral processing)

[Slide 64] - UEC - A Technology Company - 1.Has broad base of technology (developed both internally and externally)

[Slide 65] - USX Realty/Resource Management

[Slide 66] - USX Realty/Resource Management - 1.Generates impressive profit from operations; 2.Reliable source for strong positive cash flow

[Slide 67] - USX Realty - 1.Development and sale or lease of land; 2.Manages retail and office space, business and industrial parks, and residential and recreational properties; 3.Remediation of old industrial sites into usable space (subsequently leased or sold)

[Slide 68] - USX Resource Management - Administers mineral and timber lands - responsible for lease or sale of lands and associated resources in 13 states (270,000 acres of surface rights, 1,500,000 acres of mineral rights)

[Slide 69] - United States Steel - Raw Materials and Diversified Businesses - Charles C. Gedeon